UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility

               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*
McAuley III                   Denis
(Last)                        (First)                 (Middle)
c/o Federated Investors, Inc.
Federated Investors Tower
(Street)
Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)



2.  Issuer Name and Ticker or Trading Symbol
        Federated Investors, Inc.                FII



3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4.  Statement for Month/Day/Year
        April 24, 2003



5.  If Amendment, Date of Original (Month/Year)



6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_________ Director                        ________ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)

      Principal Accounting Officer



7.  Individual or Joint/Group Reporting (Check Applicable Limit)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Acquired,, Disposed of, or Beneficially Owned

1. Title of     2. Transaction    3. Transaction    4.  Securities Acquired      5.  Amount of       6.  Ownership     7.  Nature
   Security        Date              Code               (A) or Disposed of           Securities          Form:  Direct  of Indirect
   (Instr. 3)      (Mon/day/year)    (Instr. 8)         (D) (Instr. 3, 4, and 5)     Beneficially        (D) or         Beneficial
                                                                                     Owned at End of     Indirect (I)   Ownership
                                                                                     Month               (Instr. 4)     (Instr. 4)
                                                                                     (Instr. 3 and 4)
                                      Code      V       Amount   (A) or   Price
                                                                 (D)
Class B Common      4/24/2003          S                 4,900    D       $26.95
   Stock            4/24/2003          S                   200    D       $26.92
                    4/24/2003          S                   900    D       $26.90       7,956 (1)            D




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).




FORM 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of             2.  Conversion    3. Transaction      4.  Transaction  5.  Number of            6. Date
    Derivative Security      or Exercise      Date                 Code             Derivative              Exercisable and
    (Instr. 3)               Price of         (Month/Day/Year)     (Instr. 8)       Securities              Expiration Date
                             Derivative                                             Acquired (A) or         (Month/Day/Year)
                             Security                                               Disposed of (D)
                                                                                   (Instr. 3, 4, and 5)     Date         Expiration
                                                                   Code     V      (A)       (D)            Exercisable  Date







7.  Title and Amount of       8.  Price of     9.  Number of             10.  Ownership        11.  Nature of
    Underlying Securities         Derivative       derivative                 Form of               Indirect Beneficial
    (Instr. 3 and 4)              Security         Securities                 Derivative            Ownership
                                  (Instr. 5)       Beneficially Owned         Security:             (Instr. 4)
                                                   at End of Month            Direct (D) or
                                                   (Instr. 4)                 indirect (I)
                                                                              (Instr. 4)
    Title      Amount or
               Number of
               Shares




Explanation of Responses:

(1) Includes 6 shares of Federated Investors, Inc. Class B Common Stock held in Federated's Profit Sharing/401(k) Plan.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.



/s/ Kary A. Moore (Attorney in Fact)          April 25, 2003
**Signature of Reporting Person               Date